

August 9, 2010

Myron E. Ullman, III
Chief Executive Officer
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **Re:**   **J.C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 30, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-15274**

Dear Mr. Ullman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibit Index, page E-1

1. It appears that the schedules and exhibits to Exhibit 10.1, the Credit Agreement dated as of April 8, 2009, have not been filed on EDGAR. Please file the complete credit agreement, including all schedules and exhibits with your next periodic report.

Definitive Proxy Statement filed on Schedule 14A

How Do We Set Executive Compensation?, page 19

2. We note your disclosure that your CEO evaluates individual performance "against previously set individual performance objectives for each named executive officer" in making his recommendation for adjustments to compensation. We further note under "Annual Cash Incentive Awards" on page 22, you disclose that awards are based upon "achievement of specified Company and individual goals." Also, under "Long-Term Incentive Awards" on page 24, you disclose that the equity dollar value is based upon "participant's performance." Consequently, it appears that individual executive officer's achievement of performance objectives are important factors in determining their compensation. Please expand your disclosure to discuss each of your executive officers preset performance objectives. In this regard, we note that you have provided this disclosure for your CEO. See Item 402(b)(2)(vii) of Regulation S-K.

What are the Principal Elements of our Compensation Program?, page22

3. We note that for 2009 the target incentive opportunities for the named executive officers ranged from 50% to 125% of base salary. We also note your disclosure on page 27 that your Chief Executive Officer's cash incentive opportunity is at 125% of base salary. Please disclose the target incentive opportunities for your other executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director